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                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                          _______________________

                              Schedule 14D-9
                            (Amendment No. 6)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                          _______________________

                         Scotsman Industries, Inc.
                         (Name of Subject Company)


                         Scotsman Industries, Inc.
                    (Name of Person(s) Filing Statement)
                           _______________________

                  Common Stock, Par Value $.10 Per Share
                     (Title of Class of Securities)

                               809340 10 2
                           _______________________
                 (CUSIP Number of Class of Securities)
                           _______________________

                               Donald D. Holmes
                            Vice President-Finance
                             820 Forest Edge Drive
                          Vernon Hills, Illinois  60061
                                (847) 215-4500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 Copies to:

                               Thomas A. Cole
                              Steven Sutherland
                               Sidley & Austin
                           One First National Plaza
                           Chicago, Illinois 60603
                               (312) 853-7000

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     The Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on July 9, 1999, as amended on July 15, 1999, July 16, 1999, July 20, 1999, July 23, 1999 and July 27, 1999 (as amended, the "Schedule 14D-9"), by Scotsman Industries, Inc., a Delaware corporation (the "Company"), related to an offer by Berisford Acquisition Corporation (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent"), which is indirectly wholly owned by Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all outstanding shares of common stock, par value $0.10 per share ("Shares"), of the Company, is hereby amended. All capitalized terms used herein but not defined herein have the respective meanings set forth in the Schedule 14D-9.

Item 3.  Identity and Background.

     The response to Item 3 is hereby amended by adding the following after the final paragraph of Section (b)(2), Certain Background Information, of
Item 3 of the Schedule 14D-9:

     On August 2, 1999, the Company entered into a confidentiality and standstill agreement with the Second Company and it is anticipated that the Second Company will commence due diligence promptly. The First Company and the Second Company have confirmed that they are acting jointly with respect to a proposal to acquire the Company. There can be no assurance that either the First Company or the Second Company or both acting jointly will make any proposal or that, if made, any such proposal would be deemed superior to the Offer and the Merger.



                                 -1-

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                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SCOTSMAN INDUSTRIES, INC.


                                     By:  /s/ Richard C. Osborne
                                        ------------------------------
                                       Name:  Richard C. Osborne
                                      Title:  Chairman of the Board, President
                                              and Chief Executive Officer


Dated: August 2, 1999